HELLER EHRMAN LLP

June 15, 2006                                                    Peter DiIorio
                                                peter.diiorio@hellerehrman.com
                                                           Main (212) 832-8300
VIA EDGARLINK AND FEDERAL EXPRESS                           Fax (212) 763-7600


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop - 4561
100 F Street, N.E.
Washington, DC  20549

Attention:        Ms. Barbara C. Jacobs, Ms. Maryse Mills-Apenteng,
                  and Ms. Anne Nguyen

RE:      CONVERA CORPORATION
         FORM S-3 REGISTRATION STATEMENT
         FILE NO. 333-133344

Dear Ladies and Gentlemen:

         Enclosed for filing on behalf of Convera Corporation (the "Company") is Amendment No. 2 (this "Amendment") to the above-referenced Registration Statement. Under separate cover, courtesy copies of the Amendment marked to show changes are also being sent.

         As discussed with Ms. Maryse Mills-Apenteng of the Staff, this Amendment reflects changes made to update the disclosures therein to reflect the Company's recent filing of its Form 10-Q for the quarter ended April 30, 2006. We understand that the Staff had no further comments to the filing. As also discussed with the Staff, the Company is separately filing an acceleration request requesting that the Registration Statement be declared effective at 4:00 PM Washington, D.C. local time on June 16, 2006, or as soon thereafter as possible.

        If the Staff would like to discuss any of foregoing, please feel free to contact the undersigned at (212) 847-8711.

                                             Sincerely,

                                             /s/ Peter DiIorio

                                             Peter DiIorio
                                             Heller Ehrman LLP

Enclosures

cc:      John R. Polchin, Convera Corporation